UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Amendment No. 3

Tortoise Capital Resources Corporation
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
89147N304
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	89147N304	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KIP GP, LLC 20-2503336

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	5	SOLE VOTING POWER

NUMBER OF		685,975**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		685,975**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

685,975**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.84%

12	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT.
**SEE ITEM 4.

CUSIP No.	89147N304	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenmont Investments Management, L.P. 20-22555179

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	5	SOLE VOTING POWER

NUMBER OF		685,975**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		685,975**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

685,975**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.84%

12	TYPE OF REPORTING PERSON*

IA
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4

CUSIP No.	89147N304	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenmont Special Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	5	SOLE VOTING POWER

NUMBER OF		685,975**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		685,975**

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

685,975**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.84%

12	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G/A
     This Amendment No. 3 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to common stock, par value $0.001 (the “Common Stock”) and warrants (the “Warrants”) currently convertible into Common Stock of Tortoise Capital Resources Corporation, a Maryland corporation (the “Issuer”) filed with the Securities and Exchange Commission on May 4, 2007 (the “Schedule 13G”).
     This Amendment is being filed on behalf of KIP GP, LLC (“KIP”); Kenmont Investments Management, L.P., a Texas limited partnership (“Kenmont”) and Kenmont Special Opportunities Fund, L.P., a Cayman Islands exempted company (“Kenmont Master Fund”), relating to the Common Shares of the Issuer, purchased by Kenmont.

Item 1(a)	Name of Issuer.
Tortoise Capital Resources Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
11550 Ash Street, Suite 300
Leawood, Kansas 66211

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

KIP GP, LLC
711 Louisiana Street, Suite 1750
Houston, Texas 77022

Kenmont Investments Management, L.P.
711 Louisiana Street, Suite 1750
Houston, Texas 77022

Kenmont Special Opportunities Master Fund, L.P.
c/o Spectrum Global Fund Administration (Cayman)
Anderson Square 4th Floor
P.O. Box 10243 APO
Grand Cayman
Cayman Islands
British West Indies

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e)	CUSIP Number.
89147N304

Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	Kenmont serves as investment manager to Kenmont Master Fund as well as Man Mac Miesque 10B, Ltd., a Bermuda company (“Mac”). Kenmont Master Fund is the beneficial owner of 611,075 shares of Common Stock (404,309 of which are Common Stock and 206,766 of which are shares of Common Stock issuable upon conversion of the Warrants). Mac is the beneficial owner of 74,900 shares of Common Stock (all shares of Common Stock issuable upon conversion of the Warrants). Kenmont may be deemed to beneficially own the shares of Common Stock held by Kenmont Master Fund and Mac as a result of being the investment advisor to Kenmont and Mac, and KIP may be deemed to beneficially own the shares of Common Stock as a result of being the general partner of Kenmont.

(b)	Kenmont Master Fund is the beneficial owner of 6.10% of the outstanding shares of Common Stock. Mac is the beneficial owner of 0.75% of the outstanding shares of Common Stock. Collectively the Reporting Persons beneficially own 6.84% of the outstanding shares of Common Stock. This percentage was determined by dividing 685,975 by 9,201,657, which amount represents 9,055,748 Common Shares, the number of Common Shares issued and outstanding as of September 30, 2009, as reported in the Issuer’s Form 10-Q filed October 20, 2009 with the Securities and Exchange Commission; plus 281,666 Common Shares, the number of Common Shares that the Reporting Persons have the right to purchase under the Warrants.

(c)	Kenmont Master Fund may direct the vote and disposition of 611,075 shares of Common Stock. Mac may direct the vote and disposition of 74,900 shares of Common Stock. Kenmont and KIP (through its relationship to Kenmont) have been granted investment discretion over the Common Stock held by Kenmont Master Fund and Mac.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 16, 2010

KIP GP, LLC
By:	/s/ Donald R. Kendall, Jr.
	Name:	Donald R. Kendall, Jr.
	Title:	Manager

KENMONT INVESTMENTS MANAGEMENT, L.P.
By:	KIP GP, LLC, its general partner

By:	/s/ Donald R. Kendall, Jr.
	Name:	Donald R. Kendall, Jr.
	Title:	Manager

KENMONT SPECIAL OPPORTUNITIES MASTER FUND, L.P.
By:	Kenmont Offshore Fund, Ltd., general partner

By:	/s/ Donald R. Kendall, Jr.
	Name:	Donald R. Kendall, Jr.
	Title:	Director

By:	Kenmont Onshore Fund, L.P., general partner

By:	Kenmont Investment Partners GP, L.P., its general partner

By:	KIP GP, LLC, its general partner

By:	/s/ Donald R. Kendall, Jr.
	Name:	Donald R. Kendall, Jr.
	Title:	Manager